FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE S.A.

INFORMATION BULLETIN

pursuant to Law 3401/2005 article 4 par. 2f

REGARDING THE ADMISSION FOR TRADING ON THE ATHENS EXCHANGE OF SHARES OF NATIONAL BANK OF GREECE AS PART OF THE ANNUAL IMPLEMENTATION OF ITS STOCK OPTIONS PROGRAMME

As part of the annual implementation of the Stock Options Programmes of National Bank of Greece (hereinafter “NBG” or “the Bank”) for the purchase of NBG shares by the beneficiaries (i.e. executive BoD members, management officers and staff of the Bank and its affiliated companies) of the said Programmes, as approved by NBG’s General Meeting of Shareholders, NBG hereby informs investors of the outcome of the annual implementation thereof (the “programmes”), the offer price and the number of stock options exercised, and shall apply to the Athens Exchange for admission for trading of the said shares, as follows:

A. “Programme 2005”: Stock Options programme pursuant to NBG’s General Meeting resolution of 22 June 2005.

1. Of a total of 395 beneficiaries of the Programme 2005 (BoD executive members, management officers and staff of the Bank and its affiliated companies), 6 beneficiaries declared in writing to the BoD their intention to exercise their stock options.

2. An aggregate number of 12,648 new common registered NBG shares with voting rights, of a par value of € 5 each, were offered under this programme and taken up by the beneficiaries.

3. The offer price of each new share was set at € 21.15.

4. Payment of the total € 63,240.00 of the share capital increase in cash was completed on 10 December 2009 and ratified by BoD resolution dated 22 December 2009. The total residual amount of € 204,265.20 resulting from the difference between the offer price and the par value shall be credited to the Share Premium Account. Information on NBG as regards the share capital increase and the ratification of payment thereof was entered in the Register of Sociétés Anonymes by the Ministry of Development, as per Announcements K2-334/14.01.2010 and K2-334 (twice)/14.01.2010, on 14 January 2010.

B. “Programme 2006”: Stock Options programme pursuant to NBG’s General Meeting resolution of 1 June 2006.

1. Of a total of 523 beneficiaries of the Programme 2006 (BoD executive members, management officers and staff of the Bank and its affiliated companies), 7 beneficiaries declared in writing to the BoD their intention to exercise their stock options.

2. An aggregate number of 7,045 new common registered NBG shares with voting rights, of a par value of € 5 each, were offered under this programme and taken up by the beneficiaries.

3. The offer price of each new share was set at € 20.45.

4. Payment of the total € 35,225.00 of the share capital increase in cash was completed on 10 December 2009 and ratified by BoD resolution dated 22 December 2009. The total residual amount of € 108,845.25 resulting from the difference between the offer price and the par value shall be credited to the Share Premium Account. Information on NBG as regards the share capital increase and the ratification of payment thereof was entered in the Register of Sociétés Anonymes by the Ministry of Development, as per Announcements K2-334/14.01.2010 and K2-334 (twice)/14.01.2010, on 14 January 2010.

Subsequent to the increase, as above, NBG’s fully paid-up share capital amounts to € 3,392,707,885.00 divided into a) 607,041,577 common registered shares of a par value of € 5 each, b) 25,000,000 redeemable preference shares without voting rights and cumulative dividend, as per article 4, paragraph 2(xlvii) of the Bank’s Articles of Association, of a par value of € 0.30 each and c) 70,000,000 redeemable preference shares of a par value of €5.00 each.

NBG shall take the required legal steps to have the new shares corresponding to the said stock options admitted for trading on the Athens Exchange.

Officers responsible for preparing this Information Bulletin

The officers responsible for the preparation of this information bulletin and the accuracy of its contents are:

1.               Ioannis Kyriakopoulos, Deputy Chief Financial Officer, Financial and Management Accounting Division (tel. +30 210-3695701).

2.               Georgios Kalantzis, Deputy Manager, Tax Division (tel. +30 210-3695711).

The information bulletin is available via NBG’s offices (Megaro Mela, Aiolou 93, Athens) and webpage (www.nbg.gr).

For further information, please contact Mr Michael Frousios (tel. +30 210-3343411) at NBG’s offices (Megaro Mela, Aiolou 93, Athens) during business hours.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 27th January, 2010

Chief Executive Officer